UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Commission File Number: 001-31221

Total number of pages: 38

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated October 30, 2003 announcing the company’s results for the six months ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 31, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

3:00 P.M. JST, October 30, 2003

NTT DoCoMo, Inc.

Earnings Release for the Six Months Ended September 30, 2003

Operating Revenues Increase Steadily and

Net Income Recovers during Midterm Period

Sales boosted by FOMA and mova handsets featuring additional functions.

Data transmission revenue increases.

Consolidated financial results of NTT DoCoMo, Inc. and subsidiaries (collectively “we” or “DoCoMo”) for the six months ended September 30, 2003 (April 1, 2003 to September 30, 2003), are summarized as follows.

<< Highlights of Financial Results >>

•	For the six months ended September 30, 2003, operating revenues were ¥2,535.9 billion (up 6.4% compared to the same period of the prior year), operating income was ¥590.1 billion (down 7.8% compared to the same period of the prior year), income before income taxes was ¥584.7 billion (down 6.9% compared to the same period of the prior year) and net income was ¥356.4 billion.

•	Earnings per share were ¥7,112.63, EBITDA margin* was 37.3%, down 3.9 points compared to the same period of the prior year, and ROCE* was 12.1%, down 1.8 points compared to the same period of the prior year.

•	DoCoMo expects revenue and profit growth for the entire fiscal year ending March 31, 2004 compared to the fiscal year ended March 31, 2003. Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2004, are estimated to be ¥5,034 billion (up 4.7% year-on-year), ¥1,090 billion (up 3.1% year-on-year), ¥1,082 billion (up 3.7% year-on-year) and ¥621 billion (up 192.2% year-on-year), respectively.

Notes:

1.	Consolidated financial statements in this release are unaudited.
2.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.
3.	With regard to the forecasts of consolidated financial results for the fiscal year ending March 31, 2004, please refer to page 9.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 32. See page 32 for the definition of ROCE.

<< Comment by Keiji Tachikawa, President and CEO >>

During the first six months of the fiscal year ending March 31, 2004, the Japanese cellular phone market posted robust growth with the number of net additional subscribers reaching 2.94 million. The environment surrounding our business, however, became harsher as the competition among mobile telecommunications companies intensified. Against this backdrop, we were able to increase our operating revenues to ¥2,535.9 billion, but operating income decreased to ¥590.1 billion. Net income for the term was ¥356.4 billion.

The aggregate number of our “i-mode” subscribers reached 39.74 million as of September 30, 2003. The release of our “mova 505i” series handsets, which offer new features as well as other measures intended to increase the popularity of “i-mode”, contributed to continued growth in our “i-mode” service in the most recent period. Going forward, we will try to further increase the number of subscribers and data traffic of “i-mode” through the introduction of new models, including “mova 505iS” and “mova 252i” series, and thereby strengthen our core business.

Meanwhile, the subscriber base of our FOMA service—one of our most important focus areas for this fiscal year—has grown steadily, exceeding one million subscribers as of September 30, 2003. Accordingly, we have decided to upwardly revise the projected number of FOMA subscribers as of March 31, 2004 to 2 million from our previous projection of 1.46 million, and we are committed to further improve FOMA’s area coverage, handset performance and service offerings to achieve this new target.

Although the environment surrounding us is expected to become increasingly severe in the second half of the fiscal year, we will strive to reduce costs and boost efficiency in an effort to further increase profitability, and establish the foundation for our future business by facilitating a smooth migration of subscribers to FOMA and further enriching its service offerings.

<< Business Results and Financial Position >>

<Results of operations>	100 millions of yen
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002	Increase (Decrease)	Year ended March 31, 2003
Operating revenues	¥25,359	¥23,843	6.4%	¥48,091
Operating expenses	19,458	17,443	11.6%	37,524

Operating income	5,901	6,400	(7.8%)	10,567
Other expense, net	54	120	(54.7%)	138

Income before income taxes	5,847	6,280	(6.9%)	10,430
Income taxes	2,280	2,643	(13.8%)	4,545
Equity in net losses of affiliates	(2)	(3,096)	—	(3,242)
Minority interests	(0)	(142)	—	(160)
Cumulative effect of accounting change	—	(357)	—	(357)

Net income	¥3,564	¥42	—	¥2,125

Note:

Effective April 1, 2002, DoCoMo adopted Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”. The initial adoption of EITF 01-09 resulted in the recognition of cumulative effect of an accounting change for the six months ended September 30, 2002, and the year ended March 31, 2003.

1.    Business Overview

(1) Operating revenues totaled ¥2,535.9 billion (up 6.4% compared to the same period of the prior year).

•	Cellular (mova) services revenues decreased to ¥1,635.3 billion (down 0.3% compared to the same period of the prior year) mainly due to a decrease in voice ARPU, although the number of our subscribers increased due to active sales promotion of the “mova 505i” series “i-mode” handsets with built-in cameras, as the Japanese mobile communications market grew more steadily than expected.

•	Cellular (FOMA) services revenues increased to ¥36.3 billion (up 565.1% compared to the same period of the prior year) mainly due to an increase in the number of subscribers through active sales promotion in line with an expansion of both the coverage area and handsets lineup, and an increase in the usage of “i-motion”.

•	Packet communications services revenues increased to ¥517.0 billion (up 23.9% compared to the same period of the prior year) as a result of a satisfactory increase in the number of subscribers using i-mode services due to, among others, enriched content supported by new features loaded in “mova 505i” series handsets, offering of “i-appli DX” and wider penetration of handsets with a 28.8 kbps downlink transmission speed.

<Breakdown of operating revenues>	100 millions of yen
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002	Increase (Decrease)
Wireless services	¥22,612	¥21,422	5.6%
[Including] Cellular (mova) services revenues	16,353	16,404	(0.3%	)
[Including] Cellular (FOMA) services revenues (i)	363	55	565.1%
[Including] Packet communications services revenues	5,170	4,173	23.9%
[Including] PHS services revenues	360	413	(12.9%	)
[Including] “Quickcast” services revenues	31	41	(25.7%	)
Equipment sales (ii)	2,748	2,421	13.5%

Total operating revenues	¥25,359	¥23,843	6.4%

Notes:

(i)	Cellular (FOMA) services revenues include packet communications services revenues from FOMA subscribers, which amounted to ¥12.3 billion for the six months ended September 30, 2003 and ¥2.0 billion for the six months ended September 30, 2002.
(ii)	Due to the adoption of EITF 01-09, equipment sales for the six months ended September 30, 2003, and the six months ended September 30, 2002, decreased by ¥357.1 billion and ¥255.0 billion, respectively.

(2)	Operating expenses were ¥1,945.8 billion (up 11.6% compared to the same period of the prior year).

•	Personnel expenses increased to ¥125.9 billion (up 4.9% compared to the same period of the prior year) mainly due to an increase in the number of employees (an increase of 829 employees from September 30, 2002 to September 30, 2003).

•	Non-personnel expenses increased to ¥1,249.6 billion (up 17.1% compared to the same period of the prior year) due to an increase in the costs of equipment sold as a result of increased demand for the replacement of handsets, which was in turn caused by the introduction of the “mova 505i” series handsets, and an increase in the costs related to point loyalty programs.

•	Depreciation and amortization expenses increased to ¥347.2 billion (up 3.1% compared to the same period of the prior year) due primarily to an increase in depreciation and amortization of base station equipment related to FOMA services.

<Breakdown of operating expenses>	100 millions of yen
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002	Increase (Decrease)
Personnel expenses	¥1,259	¥1,200	4.9%
Non-personnel expenses (i)	12,496	10,674	17.1%
Depreciation and amortization	3,472	3,366	3.1%
Loss on disposal of property, plant and equipment and intangible assets	115	59	93.5%
Communication network charges	1,939	1,978	(2.0%)
Taxes and public dues	177	165	7.2%

Total operating expenses	¥19,458	¥17,443	11.6%

Note:

(i)	Due to the adoption of EITF 01-09, non-personnel expenses for the six months ended September 30, 2003, and the six months ended September 30, 2002, decreased by ¥333.9 billion and ¥245.0 billion, respectively.

(3)	As a result, operating income was ¥590.1 billion (down 7.8% compared to the same period of the prior year) and income before income taxes was ¥584.7 billion (down 6.9% compared to the same period of the prior year).

(4)	Net income was ¥356.4 billion.

•	Equity in net losses of affiliates was ¥0.2 billion.

2.    Segment Information

(1)	Mobile phone business

Operating revenues were ¥2,481.5 billion and operating income was ¥609.5 billion.

•	Cellular (mova) services

—	The number of cellular (mova) services subscribers as of September 30, 2003, rose to 44.04 million (up 1.2% compared to the number of subscribers as of March 31, 2003) mainly due to active sales promotion and reinforcing the lineup of the products by releasing the “mova 505i” and “mova 252i” series handsets and the “mova F672i” (Raku Raku PHONE III) handset, a model especially tailored for use by a wider range of age groups.

—	Voice ARPU, “i-mode” ARPU and aggregate ARPU of cellular (mova) services were ¥6,100 (down 6.0% compared to the same period of the prior year), ¥1,960 (up 17.4% compared to the same period of the prior year) and ¥8,060 (down 1.2% compared to the same period of the prior year), respectively.

•	Cellular (FOMA) services

—	The number of cellular (FOMA) services subscribers passed the one million mark as of September 30, 2003, as we expanded the coverage of our FOMA network (approximately 97% population coverage as of September 30, 2003) and actively promoted sales of the “FOMA 2102V” series handsets, which have “i-motion mail” and videophone capability.

—	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥6,650, ¥3,470 and ¥10,120 (up 34.9% compared to the same period of the prior year), respectively.

•	“i-mode” services

—	We actively implemented initiatives to boost the usage of our “i-mode” subscribers mainly through enabling the display of rich animation content on “i-mode” websites by equipping the “mova 505i” series handsets with “Macromedia Flash,” offering “i-appli DX,” expanding the maximum downloadable data size of each ringing melody, and equipping handsets with QVGA LCDs and/or mega pixel cameras.

—	To nurture a sound mobile internet environment, we started an access control service that enables “i-mode” users to limit their mobile internet surfing to the sites listed on the official “i-mode” menu, and reinforced our measures against unsolicited bulk e-mailers including suspension of their services and termination of their contracts.

—	As a result of these initiatives, the number of subscribers reached 39.74 million (up 5.2% compared to the number of subscribers as of March 31, 2003).

—	Overseas expansion of “i-mode” services has progressed and the number of “i-mode” users in the world has been increasing as we signed an “i-mode” license agreement with Wind Telecommunicazioni S.p.A, an Italian carrier, in June 2003, and Telefónica Móviles España, S.A., a Spanish carrier, began “i-mode” service as a part of Movistar e-moción service in June 2003.

Notes:

•	ARPU: Average monthly revenue per unit
•	Aggregate ARPU (cellular (mova) services): Voice ARPU (including revenues from data communications through switched circuits) + “i-mode” ARPU
•	Aggregate ARPU (cellular (FOMA) services): Voice ARPU (including revenues from data communications through switched circuits) + Packet ARPU
•	“i-mode” ARPU: ARPU generated purely from “i-mode” x (Number of active “i-mode” subscribers / Number of active cellular phone subscribers)
•	Number of active users (cellular (mova) services): (Number of subscribers at the end of March 2003 + number of subscribers at the end of September 2003) / 2 x 6 months
•	Number of active users (cellular (FOMA) services): Sum of number of active users ((Number of subscribers at the end of previous month + number of subscribers at the end of current month) / 2) for each month from April to September 2003

<Number of subscribers by services>	Thousand subscribers		Increase (Decrease)
	September 30, 2003	March 31, 2003
Cellular (mova) services	44,039	43,531	1.2%
Cellular (FOMA) services	1,003	330	203.8%
“i-mode” services	39,739	37,758	5.2%
Satellite mobile communications services	30	29	4.5%

Notes:

•	Number of “i-mode” subscribers as of September 30, 2003 = Cellular (mova) “i-mode” subscribers (38,765 thousand) + Cellular (FOMA) “i-mode” subscribers (975 thousand)
•	Number of “i-mode” subscribers as of March 31, 2003 = Cellular (mova) “i-mode” subscribers (37,456 thousand) + Cellular (FOMA) “i-mode” subscribers (303 thousand)

<Operating results>	100 millions of yen		Increase (Decrease)
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Year ended March 31, 2003
Mobile phone business operating revenues	¥24,815	¥23,258	6.7%
Mobile phone business operating income	6,095	6,561	(7.1%	)

(2) PHS business

Operating revenues were ¥39.1 billion and operating loss was ¥19.4 billion.

•	The number of PHS subscribers was 1.67 million (down 1.3% compared to as of March 31, 2003). As the number of net subscribers in the Japanese PHS market continues to decrease, we tried to increase usage of a fixed-fee service for data communications through introducing “@FreeD”, a fixed-fee service for data communications, and “@FreeD” compatible card-type PHS terminals, “P-in Free 1P,” “P-in Free 1S” and “P-in Free 2PWL,” and offering discounts for subscribers with multiple contracts. As a result, we saw a net increase in the number of data-card-type PHS subscribers. However, the net decrease in the number of handset-type PHS subscribers exceeded the increase in data-card-type PHS subscribers.

•	PHS ARPU was ¥3,480 (down 2.0% compared to the same period of the prior year).

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	September 30, 2003	March 31, 2003
PHS services	1,666	1,688	(1.3%	)

<Operating results>	100 millions of yen		Increase (Decrease)
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002
PHS business operating revenues	¥391	¥436	(10.4%	)
PHS business operating loss	(194)	(156)	—

(3) “Quickcast” business

Operating revenues were ¥3.2 billion and operating loss was ¥1.2 billion.

•	As the market for pager services in Japan continued to shrink, we continued to reduce costs by streamlining our network.

<Number of subscribers>	Thousand subscribers		Increase (Decrease)
	September 30, 2003	March 31, 2003
“Quickcast” services	523	604	(13.5%	)

<Operating results>	100 millions of yen		Increase (Decrease)
	Six months ended September 30, 2003	Six months ended September 30, 2002
“Quickcast” business operating revenues	¥32	¥43	(25.8%	)
“Quickcast” business operating loss	(12)	(10)	—

(4) Miscellaneous business

Operating revenues were ¥12.2 billion and operating income was ¥1.2 billion.

•	We launched international roaming services for FOMA subscribers called “WORLD WING” in June 2003.

•	Toward an expansion of the data communication markets, we expanded the service area of “Mzone,” a public wireless LAN services, which had 211 hot spots as of September 30, 2003.

<Operating results>	100 millions of yen		Increase (Decrease)
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002
Miscellaneous business operating revenues	¥122	¥106	14.4%
Miscellaneous business operating income	12	4	158.7%

3.    Capital Expenditures

Total capital expenditures* were ¥323.9 billion (down 25.9% compared to the same period of the prior year).

•	We expanded both indoor and outdoor coverage areas of FOMA services and improved the quality of our networks through the introduction of economical micro base stations. In addition, we implemented various measures to make our capital expenditures more efficient including efforts to reduce acquisition costs of equipment and various other costs.

<Breakdown of capital expenditures>	100 millions of yen		Increase (Decrease)
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002
Mobile phone business	¥2,391	¥3,304	(27.6%	)
PHS business	36	18	93.2%
“Quickcast” business	0	1	(99.6%	)
Other (including buildings for telecommunications)	813	1,045	(22.3%	)

Total capital expenditures	¥3,239	¥4,368	(25.9%	)

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 32.

4.    Cash Flow Conditions

•	Net cash provided by operating activities increased to ¥862.7 billion (up 2.0% compared to the same period of the prior year). Net cash provided by operating activities increased primarily because the payment of income taxes decreased and tax refunds receivable were collected, despite a decrease of the cash flows related to the changes in accounts receivable. The decrease of the cash flows related to the changes in accounts receivable is due to the fact that telephone bills of approximately ¥244 billion for the fiscal year ended March 31, 2002, that normally would have been due on March 31, 2002, were collected during the fiscal year ended March 31, 2003, because the last day of the fiscal year ended March 31, 2002 coincided with a bank holiday.

•	Net cash used in investing activities decreased to ¥407.7 billion (down 16.8% compared to the same period of the prior year) due to decreases in purchases of property, plant and equipment and intangible and other assets, despite an increase in loan advances due to a shareholder loan to Hutchison 3G UK Holdings Limited.

•	Net cash used in financing activities increased to ¥284.6 billion (up 29.4% compared to the same period of the prior year) mainly because we reduced interest bearing liabilities and increased dividend payments, despite a decrease in payments to acquire treasury stock. We repurchased our own shares for ¥194.9 billion through a tender offer in the six months ended September 30, 2003.

•	Free cash flows* were ¥455.1 billion (up 27.7% compared to the same period of the prior year). Adjusted free cash flows* excluding the effects of a bank holiday for the same period of the prior year (approximately ¥244 billion) increased by 304.8% compared to the same period of the prior year.

•	Cash flow and other related measures improved compared to the same period of the prior year, due to an increase in shareholders’ equity, a decrease in interest bearing liabilities and an increase in market value of total share capital caused by an improvement of our share price.

<Statements of cash flows>	100 millions of yen		Increase (Decrease)
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002
Net cash provided by operating activities	¥8,627	¥8,462	2.0%
Net cash used in investing activities	(4,077)	(4,898)	—
Net cash used in financing activities	(2,846)	(2,199)	—
Free cash flows *	4,551	3,564	27.7%
Adjusted free cash flows (excluding irregular factors) *	4,551	1,124	304.8%

<Cash flow and other related measures>	Six months ended September 30, 2003	Six months ended September 30, 2002	Increase (Decrease)
Equity ratio	58.3%	53.0%	5.3	points
Market equity ratio*	220.4%	183.7%	36.7	points
Debt ratio	26.2%	32.6%	(6.4)	points
Debt payout period (years)	0.7	0.9	(0.2)
Interest coverage ratio	102.7	84.4	18.3

Notes:

•	Free cash flows * = Cash flows from operating activities + Cash flows from investing activities (excluding net payments for short-term loans and deposits)
•	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of fiscal year ended March 31, 2002.
•	Equity ratio = Shareholders’ equity / Total assets
•	Market equity ratio* = Market value of total share capital / Total assets
•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
•	Debt payout period (years) = Interest bearing liabilities / Cash flows from operating activities **
**	To annualize, the amounts of cash flows from operating activities are doubled.
•	Interest coverage ratio = Cash flows from operating activities / Interest expense ***
***	Interest expense is cash interest paid, which is disclosed in “Supplemental disclosures of cash flow information” for consolidated statements of cash flows.

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 32.

5.    Profit Distribution

•	The Company intends to pay ¥500 per share as an interim dividend for the six months ended September 30, 2003.

Note: We plan to begin paying an interim dividend from November 20, 2003.

<< Prospects for the Fiscal Year Ending March 31, 2004 >>

Although the down trend in the growth in the number of subscribers in the domestic wireless market during the year ending March 31, 2004 continued from the previous fiscal year, the number of FOMA services subscribers increased and passed the one million mark as of September 30, 2003. Hereafter, DoCoMo expects to achieve the following results by reinforcing its financial position through cost reduction efforts, strengthening its existing core business, especially through the promotion of FOMA services, and expanding its business fields by pursuing its three major growth strategies, “Multimedia”, “Ubiquity”, and “Globalization”.

	100 millions of yen		Increase (Decrease)
	Year ending March 31, 2004	Year ended March 31, 2003 (Actual results)
Operating revenues	¥50,340	¥48,091	4.7%
Operating income	10,900	10,567	3.1%
Income before income taxes	10,820	10,430	3.7%
Net income	6,210	2,125	192.2%

Capital expenditures *	8,030	8,540	(6.0%)
Free cash flows *	8,500	7,127	19.3%
Adjusted free cash flows (excluding irregular factors) *	8,500	4,687	81.3%
EBITDA *	18,630	18,363	1.5%
EBITDA margin *	37.0%	38.2%	(1.2	points)
ROCE	22.3%	22.1%	0.2	points
ROCE after tax effect *	12.9%	12.8%	0.1	points
Debt ratio	22.1%	28.0%	(5.9	points)

The financial forecasts for the year ending March 31, 2004, were based on the forecasts of the following operation data.

	March 31, 2004	March 31, 2003 (Actual results)	Increase (Decrease)
Number of cellular (mova) services subscribers (Thousands)	44,100	43,531	1.3%
Number of cellular (FOMA) services subscribers (Thousands)	2,000	330	506.1%
Number of “i-mode” subscribers (Thousands)	40,900	37,758	8.3%
Number of PHS subscribers (Thousands)	1,650	1,688	(2.2%	)
Number of “Quickcast” subscribers (Thousands)	450	604	(25.5%	)
Aggregate ARPU (cellular (mova) services)	¥7,860	¥8,120	(3.2%	)
Voice ARPU	¥5,910	¥6,370	(7.2%	)
“i-mode” ARPU	¥1,950	¥1,750	11.4%

Note:	The number of “i-mode” subscribers includes the number of cellular (mova) and cellular (FOMA) “i-mode” subscribers.

•	DoCoMo expects to pay a total annual dividend of ¥1,000 per share for the year ending March 31, 2004, consisting of an interim dividend of ¥500 per share and a year-end dividend of ¥500 per share. Year-end dividend payments must be approved by shareholders at the annual meeting of shareholders.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, EBITDA margin, capital expenditures, free cash flows, adjusted free cash flows (excluding irregular factors) and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 32.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, policies, management strategies, objectives, plans, recognition and evaluation of facts, expected number of subscribers, financial results and prospects of dividend payments. All forward-looking statements that are not historical facts are based on management’s current expectations, assumptions, estimates, projections, plans, recognition and evaluations based on the information currently available. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. These forward-looking statements are subject to various risks and uncertainties. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in or suggested by any forward-looking statement. DoCoMo cannot promise that its assumptions, expectations, projections, anticipated estimates or other information expressed in these forward-looking statements will turn out to be correct. Potential risks and uncertainties include, without limitation:

•	The successful development of our 3G services is subject to market demand.

•	The introduction or change of various laws or regulations could have an adverse effect on our financial condition and results of operations.

•	Changes in the current system for setting tariffs and forms of communications between the telecommunications carriers may negatively affect our profitability.

•	Increasing competition from other cellular services providers or other technologies, or rapid changes in market trends, could have an adverse effect on our financial condition and results of operations.

•	Our acquisition of new subscribers, retention of existing subscribers and revenue per unit may not be as high as we expect.

•	Subscribers may experience reduced quality of services because we have only a limited amount of spectrum and facilities available for our services.

•	The W-CDMA technology that we use for our 3G system may not be introduced by other operators, which could limit our ability to offer international services to our subscribers.

•	Our international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	The performance of our PHS business may not improve as we expect and the business may continue to operate at a loss in the future.

•	Our “i-mode” system is subject to various inappropriate uses, such as unsolicited bulk e-mail, which could decrease customer satisfaction with our services, congest our system and adversely affect our financial results.

•	Our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	System failures caused by earthquakes, power shortages or software and hardware malfunctions may adversely affect our financial condition and results of operations.

•	Computer viruses and cyber attacks may harm our network systems and other communication systems using cellular phones.

•	Volatility and changes in the economic conditions and securities market in Japan and other countries may have an adverse effect on our financial condition and results of operations.

“i-mode”, “mova”, “FOMA”, “i-motion”, “i-appli DX”, “i-motion mail”, “@FreeD”, “P-in”, “Quickcast”, “WORLD WING” and “Mzone” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Semi-annual Financial Statements	October 30, 2003
For the Six Months Ended September 30, 2003	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	October 30, 2003
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	61.6%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2003 (April 1, 2003—September 30, 2003)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income			Income before Income Taxes
Six months ended September 30, 2003	2,535,945	6.4%	590,107	(7.8%	)	584,659	(6.9%	)
Six months ended September 30, 2002	2,384,264	1.9%	639,983	17.5%		627,967	22.3%

Year ended March 31, 2003	4,809,088		1,056,719			1,042,968

	Net Income			Basic Earnings per Share	Diluted Earnings per Share
Six months ended September 30, 2003	356,431	—		7,112.63 (yen)	7,112.63 (yen)
Six months ended September 30, 2002	4,174	(95.3%	)	83.68 (yen)	83.68 (yen)

Year ended March 31, 2003	212,491			4,253.83 (yen)	4,253.83 (yen)

Notes: 1.	Equity in net earnings (losses) of affiliates for the six months ended September 30, 2003, 2002 and for the fiscal year ended March 31, 2003 was (214) million yen, (309,559) million yen and (324,241) million yen, respectively.
2.	The weighted average number of shares outstanding for the six months ended September 30, 2003, 2002 and for the fiscal year ended March 31, 2003 was 50,112,397 shares, 49,882,337 shares and 49,952,907 shares, respectively.
3.	Change in accounting policy: Yes (Adoption of new accounting principle)
4.	Percentages above represent changes compared to corresponding previous semi-annual period.

(2)	Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2003	6,215,250	3,625,500	58.3%	73,307.55 (yen)
September 30, 2002	5,682,819	3,009,985	53.0%	61,042.08 (yen)

March 31, 2003	6,058,007	3,475,514	57.4%	69,274.19 (yen)

Note:	The number of shares outstanding as of September 30, 2003, 2002 and March 31, 2003 was 49,456,023 shares, 49,310,000 shares and 50,170,406 shares, respectively.

(3)	Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2003	862,742	(407,674)	(284,599)	851,423
Six months ended September 30, 2002	846,156	(489,843)	(219,867)	437,488

Year ended March 31, 2003	1,584,610	(871,430)	(333,277)	680,951

(4)	Number of consolidated companies and companies accounted for using the equity method

The number of consolidated subsidiaries:	36
The number of unconsolidated subsidiaries accounted for using the equity method:	31
The number of affiliated companies accounted for using the equity method:	9

(5)	Change of reporting entities

The number of consolidated companies added:	0	The number of consolidated companies removed:	0
The number of companies on equity method added:	5	The number of companies on equity method removed:	1

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003—March 31, 2004)

(Millions of yen, except per share amount)

	Operating Revenues	Income before Income Taxes	Net Income	Earnings per Share
Year ending March 31, 2004	5,034,000	1,082,000	621,000	12,473.83 (yen)

Note:	With regard to the above forecasts, please refer to page 9.

* Consolidated semi-annual financial statements are unaudited.

<< Conditions of the Corporate Group >>

NTT DoCoMo, Inc. (the “Company”) primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 67 subsidiaries and nine affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone businesses	Cellular (mova) services, cellular (FOMA) services, packet communications services, satellite mobile communications services, in-flight telephone services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

“Quickcast” business	Radio paging (Quickcast) services and sales of “Quickcast” equipment

Miscellaneous businesses	International dialing services and other miscellaneous businesses

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS, “Quickcast” and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications services, in-flight telephone service and international dialing services. The Company is solely responsible for the R&D activities of the DoCoMo group regarding the mobile telecommunications business, the development of services and the development of information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services and in-flight telephone service), PHS and “Quickcast” businesses in their respective regions.

(3)	Twenty-eight other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and operate efficiently. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 31 other subsidiaries and nine affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures, set up to launch new business operations.

The following chart summarizes the above.

Customers
(Parent)
NTT
Provide wireless telecommunications services
Basic R&D/ Group management
Provide wireless telecommunications services
Company
(NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
“Quickcast” Business
Miscellaneous Business
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries: 8)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
“Quickcast” Business
Miscellaneous Business
Business entrustment
Business entrustment
(Subsidiaries: 7)
DoCoMo Services Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Sentsu, Inc.
DoCoMo Systems, Inc.
DoCoMo Technology, Inc.
(Indirect Subsidiaries:21)
DoCoMo Services Hokkaido Inc.
DoCoMo Services Tohoku Inc.
DoCoMo Services Tokai Inc.
DoCoMo Services Hokuriku Inc.
DoCoMo Services Kansai Inc.
DoCoMo Services Chugoku, Inc.
DoCoMo Services Shikoku Inc.
DoCoMo Services Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobile Chugoku, Inc.
Global deployment, new businesses
(Other Subsidiaries: 31)
(Affiliates: 9)
Overseas
DCM Investment Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
NTT DoCoMo Telecomunicações do Brasil Ltda.
NTT DoCoMo USA, Inc.
and 11 other companies
AT&T Wireless Services, Inc.
Hutchison 3G HK Holdings Limited
Hutchison 3G UK Holdings Limited
Hutchison Telephone Company Limited
KG Telecommunications Co., Ltd.
Domestic
e Engineering Inc.
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Double Square Inc.
D2 Communications Inc.
DoCoMo Tametan, Inc.
DoCoMo.com, Inc.
DoCoMo Machine Com, Inc.
Trinotes, Inc.
Business Expert Inc.
Business Expert Kansai, Inc.
Mobimagic Co., Ltd.
DoCoMo AOL, Inc.
Mobile Internet Capital, Inc.
and 2 other companies

As of September 30, 2003

.

<< Management Policies >>

1.    Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business in voice communications services and promoting mobile multimedia services. It also seeks to optimize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.    Medium- and Long-Term Management Strategies

With the rise in the penetration ratio of cellular phones, the Japanese mobile telecommunications market is shifting to a period of stable growth. Meanwhile, demand for data communications services has been expanding steadily.

DoCoMo will continue to make efforts to improve its corporate value by targeting further growth corresponding to the advances in information technology and the globalization of socio-economic activities, focusing on the following three medium- and long-term strategies: a multimedia strategy, a ubiquity strategy and a globalization strategy. At the same time, DoCoMo will seek to enhance its core business, pursue comprehensive cost cutting and strengthen its management base by implementing the following measures.

(1)	Multimedia

To stimulate further demand for mobile multimedia services, DoCoMo will continue to promote both “i-mode” and “FOMA” services, its third generation high-speed network which has the ability to transmit large amounts of data, and will strive to develop and provide an array of more sophisticated non-voice services, including visual communication services and the distribution services for music, video and text. DoCoMo will also push forward with mobile multimedia services by developing the High Speed Downlink Packet Access (HSDPA) system to enhance the capability of “FOMA”. In order to further promote mobile multimedia services, in May 2003, DoCoMo began field trials of fourth-generation mobile telecommunications technologies.

(2)	Ubiquity

With advances in mobile multimedia services, the business domain of mobile telecommunications has expanded from conventional “person-to-person” communications to “person-to-machine” communications, such as “i-mode” services. DoCoMo will expand the use of mobile communications services to “machine-to-machine” communications services, including remote control of intelligent home appliances, distribution of information to vehicles (telematics services) and electronic commerce services utilizing portable information terminals (mobile e-commerce), and will aim to expand its business domain by targeting all mobile information technology opportunities.

(3)	Globalization

The Company is steadily promoting globalization of both its “i-mode” services and its third-generation mobile communications systems based on W-CDMA technology as well as promoting overseas operations of mobile multimedia services. Including business alliances not involving the purchase of equity interests, the Company will continue to promote the development of “Global Mobility Support,” which enables people to communicate with “anyone, anywhere and anytime” worldwide, by promoting international roaming services.

3.    Basic Policies for Profit Distribution

The Company will strive to strengthen its financial position and secure internal reserves in order to build highly advanced networks and offer stable services as well as to move ahead with mobile multimedia services. The Company will pay dividends by taking into account its consolidated results and operating environment, with the goal to continue to pay regular dividends. The Company will also continue to take a flexible approach regarding share repurchases in order to return profits to shareholders. Based on the authorization by the resolution adopted at the 12th Ordinary General Meeting of Shareholders held on June 19, 2003, the Company repurchased 716,558 ordinary shares of its own stock by means of a tender offer at the aggregate purchase price of approximately 194.9 billion yen on September 8, 2003.

The Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

4.    Basic Policies Regarding Corporate Governance, Measures and Implementation

Viewing corporate governance as an important management issue to maximize its corporate value, the Company will strive to achieve efficient and transparent management under the director/auditor system.

The Company is currently making timely decisions after active discussions at Board of Directors meetings, which are held monthly and on an ad hoc basis. The Company now has one outside director and four outside auditors. To strengthen its auditing function, the Company seeks to expand its accounting staff and cooperate with auditors of its subsidiaries.

The Company set up an “Advisory Board” in February 1999, to obtain opinions and proposals of experts from diverse fields concerning managerial challenges facing the Company. “Advisory Board”, which entered its third term in May 2003, basically meets every month. The Company also established a “US Advisory Board” in December 2000, to receive advice from a more global perspective. The “US Advisory Board” commenced its second term in November 2002 and holds meetings twice a year. The views and proposals from the advisors have been reflected in the management of the Company.

Meanwhile, the Company also inaugurated the “Compliance Promotion Committee” under the direct control of the president and charged it with promoting fair and appropriate management, while setting up the “Compliance Consulting Office” (an in-house compliance system) to ensure that information is conveyed directly from employees to management. The Company is also endeavoring to cultivate employees’ awareness of legal compliance by setting up “NTT DoCoMo Business Action Standard,” which provides codes of conduct for employees. In order to ensure fair and lawful business operations, the company assigned a “Risk Compliance Leader” to each department in the fiscal year 2003, and provided training to each rank of employees as well as to top management.

The Company will also establish controls and procedures concerning disclosure of corporate information in line with domestic and overseas laws and regulations, and will disclose information in a timely, appropriate and proactive way to shareholders and investors to improve transparency.

5.    Relationship with the Parent Company

(1)	The Company operates independently within the NTT Group, mainly in the field of mobile telecommunications. NTT, which currently owns 61.6% of the outstanding shares of the Company, can influence the managerial decisions of the Company by exercising its rights as majority shareholder to appoint and dismiss directors and also has other rights as well.

(2)	The Company and NTT concluded a contract on July 1, 1999, for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits.

The Company and NTT also entered into a contract on April 1, 2002, regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to the Company, and the Company pays compensation to NTT for such services and benefits. The Company and each of its eight Regional Subsidiaries had separately entered into agreements with NTT until March 31, 2002.

6.    Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, given the company’s emphasis on profit, to further enhance its management effectiveness. DoCoMo also considers ROCE an important management indicator to promote efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will attempt to maximize its corporate value by doing its utmost to achieve an EBITDA margin* of at least 35% and an ROCE of at least 20%.

Note:

•	ROCE = Operating income/ (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2003, and September 30, 2003.

7.    Others

DoCoMo recognizes that support for building environment-friendly social systems is an important management issue facing the entire group. To that end, DoCoMo has earned ISO14001 certification, which is a set of international standards for environmental management and inspection, at almost all levels of the group. At the same time, DoCoMo seeks to alleviate the burdens on the environment by collecting and recycling used mobile phone handsets and accessories to create a recycling society, saving on paper resources by offering an “e-billing service” which provides customers’ bills over the Internet or by e-mail message, and developing energy-efficient handsets and telecommunication facilities to prevent global warming. DoCoMo is also actively engaged in forestation campaigns through its “DoCoMo Woods Campaign”.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 32.

<CONSOLIDATED FINANCIAL STATEMENTS>

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen
	(UNAUDITED) September 30, 2003		(UNAUDITED) September 30, 2002		March 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	¥851,423		¥437,488		¥680,951
Accounts receivable, net	600,489		526,782		617,499
Inventories	120,033		121,720		67,315
Deferred tax assets	77,383		73,473		58,501
Prepaid expenses and other current assets	134,063		93,764		214,753

Total current assets	1,783,391	28.7%	1,253,227	22.1%	1,639,019	27.0%

Property, plant and equipment:
Wireless telecommunications equipment	3,936,637		3,595,916		3,792,361
Buildings and structures	567,746		489,362		546,267
Tools, furniture and fixtures	573,498		551,019		565,601
Land	186,162		183,600		185,031
Construction in progress	159,312		209,910		151,419
Accumulated depreciation	(2,768,948)		(2,323,759)		(2,564,551)

Total property, plant and equipment, net	2,654,407	42.7%	2,706,048	47.6%	2,676,128	44.2%

Non-current investments and other assets:
Investments in affiliates	393,088		404,123		381,290
Marketable securities and other investments	27,020		12,364		21,131
Intangible assets, net	473,328		435,141		487,816
Goodwill	133,354		5,312		133,196
Other assets	195,271		139,792		150,272
Deferred tax assets	555,391		726,812		569,155

Total non-current investments and other assets	1,777,452	28.6%	1,723,544	30.3%	1,742,860	28.8%

TOTAL ASSETS	¥6,215,250	100.0%	¥5,682,819	100.0%	¥6,058,007	100.0%

	Millions of yen
	(UNAUDITED) September 30, 2003		(UNAUDITED) September 30, 2002		March 31, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥215,210		¥173,587		¥126,741
Short-term borrowings	—		60,150		10,000
Accounts payable, trade	583,664		431,710		638,670
Accrued payroll	38,515		23,170		45,367
Accrued interest	2,810		3,586		2,893
Accrued taxes on income	246,564		271,005		131,845
Other current liabilities	107,779		102,739		96,824

Total current liabilities	1,194,542	19.2%	1,065,947	18.7%	1,052,340	17.4%

Long-term liabilities:
Long-term debt	1,070,377		1,224,462		1,211,627
Employee benefits	159,543		112,849		149,700
Other long-term liabilities	165,240		151,926		168,351

Total long-term liabilities	1,395,160	22.5%	1,489,237	26.2%	1,529,678	25.2%

TOTAL LIABILITIES	2,589,702	41.7%	2,555,184	44.9%	2,582,018	42.6%

Minority interests in consolidated subsidiaries	48	0.0%	117,650	2.1%	475	0.0%

Shareholders’ equity:
Common stock	949,680		949,680		949,680
Additional paid-in capital	1,311,029		1,262,672		1,306,128
Retained earnings	1,490,700		951,037		1,159,354
Accumulated other comprehensive income	70,994		81,058		62,937
Treasury stock, at cost	(196,903)		(234,462)		(2,585)

TOTAL SHAREHOLDERS’ EQUITY	3,625,500	58.3%	3,009,985	53.0%	3,475,514	57.4%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,215,250	100.0%	¥5,682,819	100.0%	¥6,058,007	100.0%

2.    CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2003			(UNAUDITED) Six months ended September 30, 2002			Year ended March 31, 2003
Operating revenues:
Wireless services	¥2,261,158			¥2,142,183			¥4,350,861
Equipment sales	274,787			242,081			458,227
Total operating revenues	2,535,945	100.0%		2,384,264	100.0%		4,809,088	100.0%

Operating expenses:
Personnel expenses	125,942			120,032			243,254
Non-personnel expenses	1,249,637			1,067,434			2,297,933
Depreciation, amortization and loss on disposal of property, plant and equipment and intangible assets	358,661			342,510			787,772
Other	211,598			214,305			423,410
Total operating expenses	1,945,838	76.7%		1,744,281	73.2%		3,752,369	78.0%

Operating income	590,107	23.3%		639,983	26.8%		1,056,719	22.0%

Other expense (income):
Interest expense	7,418			8,837			16,870
Interest income	(763)			(57)			(100)
Other, net	(1,207)			3,236			(3,019)
Total other expense (income)	5,448	0.2%		12,016	0.5%		13,751	0.3%

Income before income taxes	584,659	23.1%		627,967	26.3%		1,042,968	21.7%

Income taxes:
Current	244,137			271,068			285,606
Deferred	(16,150)			(6,719)			168,881
Total income taxes	227,987	9.0%		264,349	11.1%		454,487	9.5%
Equity in net losses of affiliates	(214)	(0.0%	)	(309,559)	(12.9%	)	(324,241)	(6.7%	)
Minority interests in earnings of consolidated subsidiaries	(27)	(0.0%	)	(14,169)	(0.6%	)	(16,033)	(0.3%	)

Income before cumulative effect of accounting change	356,431	14.1%		39,890	1.7%		248,207	5.2%

Cumulative effect of accounting change	—	—		(35,716)	(1.5%	)	(35,716)	(0.8%	)

Net income	¥356,431	14.1%		¥4,174	0.2%		¥212,491	4.4%

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities	¥3,916			¥(1,323)			¥(727)
Revaluation of financial instruments	57			67			257
Foreign currency translation adjustment	2,668			(40,579)			(39,315)
Minimum pension liability adjustment	1,416			261			(19,910)

Comprehensive income (loss)	¥364,488	14.4%		¥(37,400)	(1.6%	)	¥152,796	3.2%

Note: The denominator used to calculate the percentage figures is the amount of total operating revenues. PER SHARE DATA
Weighted average common shares outstanding—Basic and diluted (shares)	50,112,397			49,882,337			49,952,907
Basic and diluted income before cumulative effect of accounting change (yen)	¥7,112.63			¥799.68			¥4,968.82
Basic and diluted cumulative effect of accounting change (yen)	—			(716.00)			(714.99)
Basic and diluted earnings per share (yen)	7,112.63			83.68			4,253.83

3.    CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002	Year ended March 31, 2003
Common stock:
At beginning of period	¥949,680	¥949,680	¥949,680
At end of period	949,680	949,680	949,680
Additional paid-in capital:
At beginning of period	1,306,128	1,262,672	1,262,672
Share exchanges	(14)	—	43,456
Increase in additional paid-in capital of an affiliate	4,915	—	—
At end of period	1,311,029	1,262,672	1,306,128
Retained earnings:
At beginning of period	1,159,354	956,899	956,899
Cash dividends	(25,085)	(10,036)	(10,036)
Net income	356,431	4,174	212,491
At end of period	1,490,700	951,037	1,159,354
Accumulated other comprehensive income:
At beginning of period	62,937	122,632	122,632
Unrealized gains (losses) on available-for-sale securities	3,916	(1,323)	(727)
Revaluation of financial instruments	57	67	257
Foreign currency translation adjustment	2,668	(40,579)	(39,315)
Minimum pension liability adjustment	1,416	261	(19,910)
At end of period	70,994	81,058	62,937
Treasury stock:
At beginning of period	(2,585)	—	—
Purchase of treasury stock	(194,905)	(234,462)	(234,470)
Share exchanges	587	—	231,885
At end of period	(196,903)	(234,462)	(2,585)

TOTAL SHAREHOLDERS’ EQUITY	¥3,625,500	¥3,009,985	¥3,475,514

4.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2003	(UNAUDITED) Six months ended September 30, 2002	Year ended March 31, 2003
I. Cash flows from operating activities:
1. Net income	¥356,431	¥4,174	¥212,491
2. Adjustments to reconcile net income to net cash provided by operating activities:
(1) Depreciation and amortization	347,167	336,570	749,197
(2) Deferred taxes	(16,150)	(224,173)	(57,569)
(3) Loss on sale or disposal of property, plant and equipment	8,417	4,726	30,348
(4) Equity in net losses of affiliates	214	527,013	550,691
(5) Minority interests in earnings of consolidated subsidiaries	27	14,169	16,033
(6) Cumulative effect of accounting change	—	35,716	35,716
(7) Changes in current assets and liabilities:
Decrease in accounts receivable, trade	15,752	319,082	229,061
Increase (Decrease) in allowance for doubtful accounts	1,258	(1,048)	(1,744)
(Increase) Decrease in inventories	(52,718)	(25,720)	28,685
(Decrease) Increase in accounts payable, trade	(12,760)	(134,435)	27,820
Increase in other current liabilities	10,955	16,046	10,131
Increase (Decrease) in accrued taxes on income	114,719	(22,404)	(161,565)
Increase in liability for employee benefits, net of deferred pension costs	9,843	7,121	43,972
Decrease (Increase) in tax refunds receivable	106,120	—	(106,308)
Other, net	(26,533)	(10,681)	(22,349)

Net cash provided by operating activities	862,742	846,156	1,584,610

II. Cash flows from investing activities:
1. Purchases of property, plant and equipment	(299,293)	(412,423)	(700,468)
2. Purchases of intangible and other assets	(71,913)	(76,969)	(164,238)
3. Purchases of investments	(2,381)	(2,682)	(10,312)
4. Loan advances	(38,307)	(160)	(161)
5. Other, net	4,220	2,391	3,749

Net cash used in investing activities	(407,674)	(489,843)	(871,430)

III. Cash flows from financing activities:
1. Issuance of long-term debt	—	140,705	202,274
2. Repayment of long-term debt	(51,885)	(91,232)	(212,934)
3. Payments to acquire treasury stock	(194,905)	(234,462)	(234,470)
4. Principal payments under capital lease obligation	(2,711)	(3,789)	(6,908)
5. Dividends paid	(25,085)	(10,036)	(10,036)
6. Proceeds from short-term borrowings	101,800	214,712	339,912
7. Repayment of short-term borrowings	(111,800)	(235,612)	(410,962)
8. Other, net	(13)	(153)	(153)

Net cash used in financing activities	(284,599)	(219,867)	(333,277)

IV. Effect of exchange rate changes on cash and cash equivalents	3	(6)	0

V. Net increase in cash and cash equivalents	170,472	136,440	379,903
VI. Cash and cash equivalents at beginning of period	680,951	301,048	301,048

VII. Cash and cash equivalents at end of period	¥851,423	¥437,488	¥680,951

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	¥8,400	¥10,030	¥19,874
Income taxes	131,239	293,472	558,084
Non-cash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges	439	—	275,341
Assets acquired through capital lease obligations	3,202	3,747	4,001

Basis of Presentation:

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America.

1.	Adoption of new accounting principle:

Accounting for Asset Retirement Obligations

Effective for the six months ended September 30, 2003, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore leased land and buildings for DoCoMo’s wireless telecommunications equipment to their original state. However, DoCoMo believes that this wireless telecommunications equipment is required to maintain its communications services for the foreseeable future and the uncertainty over the timing of the retirement obligations makes it difficult to reasonably estimate the fair value of the obligation. DoCoMo will recognize a liability for those obligations at their fair value when the timing of such obligations’ performance becomes reasonably estimable.

The adoption of SFAS No. 143 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Amendment of SFAS No. 133 on derivative instruments and hedging activities

Effective for the six months ended September 30, 2003, DoCoMo adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The adoption of SFAS No. 149 did not have any impact on the results of operations or the financial position of DoCoMo.

2.	Significant accounting policies:

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates —

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities —

Marketable securities consist of investments in debt and equity securities which DoCoMo accounts for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets —

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Impairment of long-lived assets —

In accordance with SFAS No. 144, DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized in earnings.

Hedging activities —

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employee benefit plans —

Pension benefits earned during the period, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales less certain amounts of commissions paid to purchasers (agent resellers) are recognized as revenue upon delivery of the equipment to the purchasers (agent resellers).

Upfront activation fees are deferred and recognized as revenue over the expected term of customer relationship of each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes —

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Other footnotes to unaudited consolidated financial statements:

1.	Share repurchase:

In September 2003, DoCoMo repurchased its own shares in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environment.

Brief description of the repurchase is as follows:

(1) Class of shares repurchased:	Shares of common stock of the company
(2) Aggregate number of shares repurchased:	716,558 shares (1.43% of issued shares)
(3) Aggregate amount of repurchase price:	¥194,904 million
(4) Method of repurchase:	Cash tender offer

2.	Segment information:
	Millions of yen
	Six months ended September 30, 2003		Six months ended September 30, 2002		Year ended March 31, 2003
Operating Revenues:
Mobile phone business	¥2,481,529	97.9%	¥2,325,758	97.6%	¥4,690,444	97.5%
PHS business	39,061	1.5%	43,585	1.8%	85,038	1.8%
“Quickcast” business	3,170	0.1%	4,271	0.2%	8,088	0.2%
Miscellaneous businesses	12,185	0.5%	10,650	0.4%	25,518	0.5%

Consolidated operating revenues	2,535,945	100.0%	2,384,264	100.0%	4,809,088	100.0%

Operating income (loss):
Mobile phone business	609,532	—	656,145	—	1,087,187	—
PHS business	(19,400)	—	(15,640)	—	(28,294)	—
“Quickcast” business	(1,187)	—	(971)	—	(6,458)	—
Miscellaneous businesses	1,162	—	449	—	4,284	—

Consolidated operating income	¥590,107	—	¥639,983	—	¥1,056,719	—

Subsequent event:

Purchase agreement entered into by an affiliate of DoCoMo

On October 7, 2003, the Board of Directors of DoCoMo agreed with a plan by KG Telecommunications Co., Ltd. (“KGT”), an affiliate of DoCoMo, to enter into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT will become a wholly owned subsidiary of FET through a two-step transaction. KGT and FET entered into the agreement on the same day. Simultaneously, DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone business and i-mode business in Taiwan.

In the first step of the transaction under the stock purchase agreement, KGT will merge into a newly established subsidiary of FET and will cease to exist. DoCoMo expects to cease the equity method of accounting for its investment in KGT at that time. The first step is expected to be completed around January 2004. Upon completion of the entire transaction, which is expected around March 2004, the former shareholders of KGT will receive 0.46332 FET shares plus NT$6.72 in cash for each KGT share they own. Accordingly, DoCoMo will become a 4.9% shareholder of FET, and will receive approximately NT$2.5 billion in cash.

DoCoMo does not believe that the transaction will have a material impact on DoCoMo’s results of operations.

Non-consolidated Semi-annual Financial Statements	October 30, 2003
For the Six Months Ended September 30, 2003	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Keiji Tachikawa, Representative Director, President and Chief Executive Officer
Contact:	Yasujyu Kajimura, Senior Manager, General Affairs Department / TEL +81-3-5156-1111

Date of the meeting of the Board of Directors for approval of non-consolidated semi-annual financial statements:	October 30, 2003
Interim dividends plan:	Yes
Date of beginning an interim dividend payment:	November 20, 2003
Adoption of the Unit Share System:	No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2003 (April 1, 2003—September 30, 2003)

(1)	Non-consolidated Results of Operations

Amounts are truncated to the nearest 1 million yen throughout this report.

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income			Recurring Profit
Six months ended September 30, 2003	1,332,973	10.5%	280,951	(2.6%	)	277,274	(1.6%	)
Six months ended September 30, 2002	1,206,683	2.2%	288,367	12.5%		281,780	11.6%

Year ended March 31, 2003	2,476,821		455,227			633,278

	Net Income (Loss)		Earnings (Loss) per Share
Six months ended September 30, 2003	176,871	—	3,529.50 (yen)
Six months ended September 30, 2002	(168,351)	—	(3,374.97)(yen)

Year ended March 31, 2003	84,850	—	1,698.61 (yen)

Notes:	1. Weighted average number of shares outstanding:	For the six months ended September 30, 2003:	50,112,397 shares
		For the six months ended September 30, 2002:	49,882,337 shares
		For the fiscal year ended March 31, 2003:	49,952,907 shares
	2. Change in accounting policy:	None
3. Percentages above represent changes compared to corresponding previous semi-annual period.

(2)	Dividends

	Interim Dividends per Share	Yearly Dividends per Share
Six months ended September 30, 2003	500.00 (yen)	—
Six months ended September 30, 2002	0.00 (yen)	—

Year ended March 31, 2003	—	500.00 (yen)

(3)	Non-consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity Per Share
September 30, 2003	4,561,913	2,409,320	52.8%	48,716.41 (yen)
September 30, 2002	3,970,450	1,991,606	50.2%	40,389.50 (yen)

March 31, 2003	4,483,130	2,448,293	54.6%	48,799.56 (yen)

Notes:	1. Number of shares outstanding at end of period:	September 30, 2003:	49,456,023	shares
		September 30, 2002:	49,310,000	shares
		March 31, 2003:	50,170,406	shares
	2. Number of treasury shares:	September 30, 2003:	723,977	shares
		September 30, 2002:	870,000	shares
		March 31, 2003:	9,594	shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2004 (April 1, 2003—March 31, 2004)

(Millions of yen, except per share amounts)

	Operating Revenues	Recurring Profit	Net Income	Year-End Dividends per Share	Total Annual Dividends per Share
Year ending March 31, 2004	2,619,000	493,000	313,000	500.00	1,000.00

(Reference) Expected Earnings per Share (Fiscal year ending March 31, 2004):             6,328.86 yen

Notes:	1. With regard to the above forecasts, please refer to page 9.
2. The number of shares outstanding as of September 30, 2003 is used to calculate the expected earnings per share.

* Non-consolidated semi-annual financial statements are unaudited.

<NON-CONSOLIDATED FINANCIAL STATEMENTS>

1. NON-CONSOLIDATE BALANCE SHEETS (UNAUDITED)

(Millions of yen)

	September 30, 2003		September 30, 2002		March 31, 2003
	Amount	%	Amount	%	Amount	%
ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment	1,154,149		1,231,075		1,198,756
Machinery and equipment	464,222		476,446		498,887
Antenna facilities	137,427		137,143		139,589
Satellite mobile communications facilities	11,357		18,502		16,339
Terminal equipment	59		147		61
Buildings	222,988		192,241		224,922
Tools, furniture and fixtures	140,008		159,388		148,237
Land	100,521		100,642		100,307
Construction in progress	45,673		114,930		38,779
Other fixed assets	31,891		31,633		31,631
Intangible assets	382,342		386,713		390,370
Computer software	366,659		364,518		375,472
Other intangible assets	15,683		22,194		14,898
Total non-current assets for telecommunication businesses	1,536,492		1,617,788		1,589,126
Investments and other assets
Investments in affiliated companies	835,084		659,887		834,326
Deferred tax assets	533,672		698,138		544,585
Other investments and other assets	98,711		59,905		53,435
Allowance for doubtful accounts	(369)		(389)		(375)
Total investments and other assets	1,467,099		1,417,542		1,431,972
Total non-current assets	3,003,592	65.8	3,035,330	76.4	3,021,099	67.4
Current assets
Cash and bank deposits	811,032		306,572		637,134
Accounts receivable, trade	346,915		359,939		381,260
Accounts receivable, other	202,463		185,876		306,536
Inventories and supplies	60,533		53,852		32,136
Deferred tax assets	16,100		14,810		9,017
Other current assets	129,956		21,573		103,569
Allowance for doubtful accounts	(8,681)		(7,503)		(7,624)
Total current assets	1,558,321	34.2	935,120	23.6	1,462,030	32.6

TOTAL ASSETS	4,561,913	100.0	3,970,450	100.0	4,483,130	100.0

(Millions of yen)

	September 30, 2003		September 30, 2002		March 31, 2003
	Amount	%	Amount	%	Amount	%
LIABILITIES
Long-term liabilities
Bonds	761,125		708,000		770,020
Long-term borrowings	285,076		444,396		397,086
Liability for employees’ severance payments	66,819		60,348		64,108
Reserve for point loyalty programs	31,631		31,284		35,256
Other long-term liabilities	348		372		289
Total long-term liabilities	1,145,000	25.1	1,244,401	31.3	1,266,760	28.3
Current liabilities
Current portion of long-term debt	167,319		85,565		62,619
Accounts payable, trade	240,975		183,604		234,545
Accounts payable, other	166,359		175,909		197,786
Accrued taxes on income	99,950		115,738		961
Deposits received	321,714		164,537		261,556
Other current liabilities	11,272		9,087		10,606
Total current liabilities	1,007,592	22.1	734,443	18.5	768,075	17.1

TOTAL LIABILITIES	2,152,593	47.2	1,978,844	49.8	2,034,836	45.4

SHAREHOLDERS’ EQUITY
Common stock	949,679	20.8	949,679	23.9	949,679	21.2
Capital surplus
Additional paid-in capital	292,385		292,385		292,385
Other paid-in capital	971,190		1,000,000		971,178
Total capital surplus	1,263,575	27.7	1,292,385	32.6	1,263,563	28.2
Earned surplus
Legal reserve	4,099		4,099		4,099
Voluntary reserve	157,000		123,000		123,000
Unappropriated retained earnings (deficit)	228,015		(142,972)		110,228
Total earned surplus	389,115	8.5	(15,872)	(0.4)	237,328	5.3
Net unrealized gains on securities	3,851	0.1	(123)	(0.0)	306	0.0
Treasury stock	(196,902)	(4.3)	(234,461)	(5.9)	(2,584)	(0.1)

TOTAL SHAREHOLDERS’ EQUITY	2,409,320	52.8	1,991,606	50.2	2,448,293	54.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,561,913	100.0	3,970,450	100.0	4,483,130	100.0

2.    NON-CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Millions of Yen)

	Six months ended September 30, 2003		Six months ended September 30, 2002		Year ended March 31, 2003
	Amount	%	Amount	%	Amount	%
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	1,068,450	80.2	1,000,450	82.9	2,032,142	82.1
Operating expenses	793,093	59.5	718,594	59.5	1,585,223	64.0
Operating income from telecommunication businesses	275,357	20.7	281,855	23.4	446,918	18.1
Supplementary businesses
Operating revenues	264,522	19.8	206,232	17.1	444,679	17.9
Operating expenses	258,928	19.4	199,720	16.6	436,370	17.6
Operating income from supplementary businesses	5,594	0.4	6,512	0.5	8,309	0.3
Total operating income	280,951	21.1	288,367	23.9	455,227	18.4
Non-operating revenues and expenses
Non-operating revenues	5,686	0.4	3,522	0.3	209,025	8.4
Non-operating expenses	9,363	0.7	10,109	0.8	30,974	1.2
Recurring profit	277,274	20.8	281,780	23.4	633,278	25.6
Special profits and losses
Special losses	—	—	572,850	47.5	602,000	24.3
Write-downs of investments in affiliated companies	—		572,850		602,000
Income (loss) before income taxes	277,274	20.8	(291,069)	(24.1)	31,277	1.3
Income taxes—current	99,000	7.4	115,800	9.6	25,900	1.1
Income taxes—deferred	1,402	0.1	(238,518)	(19.7)	(79,472)	(3.2)
Net income (loss)	176,871	13.3	(168,351)	(14.0)	84,850	3.4
Retained earnings brought forward	51,143		25,378		25,378
Interim dividends	—		—		—
Unappropriated deficit	228,015		(142,972)		110,228

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited semi-annual non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Computer software for internal use is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of certain assets

(1)	Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method. Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the semi-annual period with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

(2)	Inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3.	Allowance for doubtful accounts, liability for employees’ severance payments, and reserve for point loyalty programs

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the semi-annual period in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

4.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the semi-annual period and the resulting translation gains or losses are included in net income.

5.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

(2)	Hedging instruments and hedged items

Hedging instruments:                                     Hedged items:

Bonds in foreign currency                              Investments in foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company assesses hedge effectiveness of a hedging instrument semi-annually by comparing the changes in the fair value of the hedged item attributable to the risk being hedged and the corresponding changes in the fair value of the hedging instrument.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-consolidated Balance Sheets

1.	Non-current assets for telecommunication businesses include those used in the General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

(Millions of yen)

	September 30, 2003	September 30, 2002	March 31, 2003
Accumulated depreciation	1,227,820	1,039,966	1,144,727

3.	Accounts payable, other, as of September 30, 2003, and September 30, 2002 includes consumption tax payable of ¥10,562 million and ¥11,341 million, respectively.

4.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥346 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company has a HK$1,638 thousand (¥23 million) indemnity outstanding as of September 30, 2003.

5.	Share repurchase

In September 2003, the Company repurchased its own shares in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environment.

Brief description of the repurchase is as follows:

(1) Class of shares repurchased:	Shares of common stock of the Company
(2) Aggregate number of shares repurchased:	716,558 shares (1.43% of issued shares)
(3) Aggregate amount of repurchase price:	¥194,903 million
(4) Method of repurchase:	Cash tender offer

Notes to Non-consolidated Statements of Income

1.	Depreciation and amortization expense included in operating expenses:

(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2002	Year ended March 31, 2003
Property, plant and equipment	122,872	126,932	280,784
Intangible assets	66,630	57,965	133,618

2.	Revenues and expenses related to the General Type II and Special Type II Telecommunications Carrier businesses are included in supplementary businesses, because these amounts are not significant.

3.	Major components of non-operating revenues:

(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2002	Year ended March 31, 2003
Dividends received	250	1,784	202,497
Interest income	797	51	123

4.	Major components of non-operating expenses:

(Millions of yen)

	Six months ended September 30, 2003	Six months ended September 30, 2002	Year ended March 31, 2003
Interest expenses (including bond interest)	6,956	8,001	15,379

Marketable Securities

For the six months ended September 30, 2003, and 2002, and for the year ended March 31, 2003, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

(APPENDIX 1)

Operation Data for 2nd Quarter of 2003

October 30, 2003

NTT DoCoMo, Inc.

		2nd Quarter of 2003 (from July to September, 2003)	1st Half of 2003 (from April to September, 2003)	[Ref.] Fiscal 2002 ended March 31, 2003 (full year results)	[Ref.] Fiscal 2003 ending March 31, 2004 (full year forecasts) [revised as of October 30]
Cellular
Subscribers	thousands	45,042	45,042	43,861	46,100
FOMA	thousands	1,003	1,003	330	2,000
i-shot compatible	thousands	18,768	18,768	8,825	—
Market share(1)%		57.3	57.3	58.0	—
Net Increase from previous period	thousands	681	1,181	3,078	2,239
FOMA	thousands	468	673	241	1,670
Aggregate ARPU (PDC)(2)	yen/month/contract	8,070	8,060	8,120	7,860
Voice ARPU(3)	yen/month/contract	6,050	6,100	6,370	5,910
i-mode ARPU(4)	yen/month/contract	2,020	1,960	1,750	1,950
ARPU generated purely from i-mode (PDC)	yen/month/contract	2,300	2,250	2,110	2,240
Aggregate ARPU (FOMA)(2)	yen/month/contract	10,430	10,120	7,740	10,280
Voice ARPU(3)	yen/month/contract	6,830	6,650	5,050	6,730
Packet ARPU	yen/month/contract	3,600	3,470	2,690	3,550
i-mode ARPU(4)	yen/month/contract	3,380	3,220	2,120	3,340
ARPU generated purely from i-mode (FOMA)	yen/month/contract	3,520	3,380	2,340	3,490
MOU (PDC)(5)	minute/month/contract	161	161	168	—
MOU (FOMA)(5)	minute/month/contract	201	190	109	—
Churn Rate(6)%		1.20	1.18	1.22	—
i-mode
Subscribers	thousands	39,739	39,739	37,758	40,900
FOMA	thousands	975	975	303	—
i-appli™ compatible(7)	thousands	20,120	20,120	17,130	—
i-mode Subscription Rate	%	88.2	88.2	86.1	88.7
Net Increase from previous period	thousands	1,092	1,981	5,602	3,142
i-Menu Sites	sites	3,783	3,783	3,462	—
i-appli™	sites	736	736	550	—
Access Percentage by Content Category(8)					—
Ringing tone/Screen	%	35	36	38	—
Game/Horoscope	%	18	18	19	—
Entertainment Information	%	22	24	22	—
Information	%	14	14	12	—
Database	%	5	5	5	—
Transaction	%	6	3	4	—
Independent Sites	sites	68,656	68,656	64,207	—
Percentage of Packets Transmitted(8)					—
Web	%	86	86	86	—
Mail	%	14	14	14	—
PHS
Subscribers	thousands	1,666	1,666	1,688	1,650
Market Share(1)%		31.2	31.3	30.9	—
Net Increase from previous period	thousands	-43	-22	-234	-38
ARPU	yen/month/contract	3,440	3,480	3,530	—
MOU(5), (10)	minute/month/contract	101	106	116	—
Data Transmission Rate (time)(9), (10)%		76.7	77.5	77.6	—
Churn Rate(6)%		3.51	3.68	3.47	—
Others
Prepaid Subscribers(11)	thousands	111	111	125	—
DoPa Single Service Subscribers(12)	thousands	339	339	287	—

(1)	Source: Telecommunications Carriers Association
(2)	ARPU (Average monthly revenue per unit)
Aggregate ARPU (PDC) = Voice ARPU (PDC) + i-mode ARPU (PDC)
Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)
(3)	Inclusive of circuit switched data communications
(4)	i-mode ARPU = ARPU generated purely from i-mode x (no. of active i-mode subscribers/no. of active cellular phone subscribers)
(5)	MOU (Minutes of Usage) : Average communication time per one month per one user
(6)	Churn Rate:
2Q : Total cancellations for 2nd quarter/ {(No. of subscribers at Jun. 30+ no. of subscribers at Sep. 30)/2 x 3 months}
FY : Total cancellations for one year / {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2 x 12 months}
(7)	Inclusive of FOMA handsets
(8)	Calculation does not include i-mode access via FOMA
(9)	Percent of data traffic in total outbound call time
(10)	Not inclusive of data communication time via @FreeD service
(11)	Included in total cellular subscribers
(12)	Not included in total cellular subscribers
*	“PDC” is described as “Cellular (mova) service” in some contexts.
*	No. of active subscribers used in ARPU/MOU calculation are as below:
PDC, PHS:
2Q Results: {(No. of subscribers at Jun. 30 + no. of subscribers at Sep. 30) /2} x 3 months
FY Results: {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2} x 12 months
FOMA:
2Q Results: Sum of no. of active subscribers* for each month from July to September
FY Results: Sum of no. of active subscribers* for each month from April to March
*	active subscribers = (No. of subscribers at the end of previous month + no. of subscriber at the end of current month)/2

(APPENDIX 2)

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2004 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin	100 millions of yen
	Year ending March 31, 2004 (Forecasts)	Year ended March 31, 2003	Six months ended September 30, 2003	Six months ended September 30, 2002
a. EBITDA	¥18,630	¥18,363	¥9,457	¥9,813

Depreciation and amortization expenses and Losses on sale or disposal of property, plant and equipment	(7,730)	(7,795)	(3,556)	(3,413)

Operating income	10,900	10,567	5,901	6,400

Other expenses, net	(80)	(138)	(54)	(120)
Income taxes	(4,340)	(4,545)	(2,280)	(2,643)
Equity in net losses of affiliates	(270)	(3,242)	(2)	(3,096)
Minority interests in earnings of consolidated subsidiaries	—	(160)	(0)	(142)
Cumulative effect of accounting change	—	(357)	—	(357)

b. Net income	6,210	2,125	3,564	42

c. Total operating revenues	50,340	48,091	25,359	23,843

EBITDA margin (=a/c)	37.0%	38.2%	37.3%	41.2%
Net income margin (=b/c)	12.3%	4.4%	14.1%	0.2%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect	100 millions of yen
	Year ending March 31, 2004 (Forecasts)	Year ended March 31, 2003	Six months ended September 30, 2003	Six months ended September 30, 2002
a. Operating income	¥10,900	¥10,567	¥5,901	¥6,400
b. Operating income after tax effect {=a*(1-effective tax rate)} (Effective tax rate = 42%)	6,322	6,129	3,423	3,712
c. Capital employed	48,829	47,725	48,675	45,947

ROCE before tax effect (=a/c)	22.3%	22.1%	12.1%	13.9%
ROCE after tax effect (=b/c)	12.9%	12.8%	7.0%	8.1%

Notes:	Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

3. Free cash flows and Adjusted free cash flows (excluding irregular factors)	100 millions of yen
	Year ending March 31, 2004 (Forecasts)	Year ended March 31, 2003	Six months ended September 30, 2003	Six months ended September 30, 2002
Adjusted free cash flows (excluding irregular factors)	¥8,500	¥4,687	¥4,551	¥1,124

Irregular factors	—	2,440	—	2,440

Free cash flows	8,500	7,127	4,551	3,564

Cash flows from investing activities (excluding net payments for short-term loans and deposits)	(8,410)	(8,719)	(4,076)	(4,897)
Net payments for short-term loans and deposits	—	5	(1)	(1)

Cash flows from investing activities	(8,410)	(8,714)	(4,077)	(4,898)
Cash flows from operating activities	16,910	15,846	8,627	8,462

Note:	Irregular factors represent the effects of uncollected revenues due to a bank holiday at the end of the fiscal year ended March 31, 2002.

4. Market equity ratio	100 millions of yen
	Year ending March 31, 2004 (Forecasts)	Year ended March 31, 2003	Six months ended September 30, 2003	Six months ended September 30, 2002
a. Shareholders’ equity	¥—	¥34,755	¥36,255	¥30,100
b. Market value of total share capital	—	110,898	136,991	104,374
c. Total assets	—	60,580	62,153	56,828

Equity ratio (=a/c)	—	57.4%	58.3%	53.0%
Market equity ratio (=b/c)	—	183.1%	220.4%	183.7%

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

5. Capital expenditures	100 millions of yen
	Year ending March 31, 2004 (Forecasts)	Year ended March 31, 2003	Six months ended September 30, 2003	Six months ended September 30, 2002
Capital expenditures	¥8,030	¥8,540	¥3,239	¥4,368

Effects of timing differences between acquisition dates and payment dates	—	108	473	525

Purchases of property, plant and equipment	—	(7,005)	(2,993)	(4,124)
Purchases of intangible and other assets	—	(1,642)	(719)	(770)

Note:	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets. In preparing the forecasts for the year ending March 31, 2004, capital expenditures are not broken down into purchases of property, plant and equipment and purchases of intangible and other assets. In addition, effects of timing differences between acquisition dates and payment dates are not estimated for the year ending March 31, 2004.

(APPENDIX 3)

Summary of the Company and Regional Subsidiaries

	100 millions of yen
	Operating revenues	Operating income	Recurring profit	Net income
NTT DoCoMo Hokkaido, Inc.	¥1,215	¥216	¥217	¥126
NTT DoCoMo Tohoku, Inc.	1,902	479	478	279
NTT DoCoMo, Inc.	13,329	2,809	2,772	1,768
NTT DoCoMo Tokai, Inc.	3,076	663	662	386
NTT DoCoMo Hokuriku, Inc.	633	131	131	76
NTT DoCoMo Kansai, Inc.	4,692	882	882	513
NTT DoCoMo Chugoku, Inc.	1,673	301	303	178
NTT DoCoMo Shikoku, Inc.	980	152	153	89
NTT DoCoMo Kyushu, Inc.	3,437	489	495	289